JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

March 12, 2009	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

For Immediate Release

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
JOURNEY RESOURCES CORP. ANNOUNCES INCREASE IN UNITS TO $0.04 UNIT PRIVATE PLACEMENT

Vancouver, B.C. March 12, 2009 – JOURNEY RESOURCES CORP. (“Journey” or the “Company”) announces that further to the Company’s news release dated February 13, 2009, the non-brokered private placement at a price of $0.04 per unit has been increased from up to 15,000,000 units to up to 20,000,000 units (the “Unit”), to raise a gross proceeds of up to $800,000. Each Unit will consist of one common share of the Company and share purchase warrant of the Company. Each whole warrant will allow the holder to purchase one additional common share of the Company exercisable over a two year period following the closing of the private placement, at an exercise price of $0.08 per share in the first year, and at an exercise price of $0.10 per share in the second year. Proceeds of the private placement will be used for general working capital.

The financing remains subject to TSX Venture Exchange acceptance. Finder’s fees may be payable in connection with certain subscribers to this private placement.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Journey Resources Corp.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Charay Gold Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is

an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The Company also recently announced the acquisition of the Charay highgrade gold project near Los Mochis, Mexico.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.